                                                                    EXHIBIT 4(g)


[PRUDENTIAL FINANCIAL LOGO]             PRUCO LIFE INSURANCE COMPANY
                                        Phoenix, Arizona 85014

                                        a Prudential Financial company


                                 ENDORSEMENT

This Endorsement is made a part of the Contract to which it is attached and is effective immediately. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supersedes the provisions of the Contract mentioned below.

1.   We add the following new definitions to the DEFINITIONS section of the
Contract:

         ADDITIONAL INTEREST CREDITING RATE: A rate of interest credited to amounts allocated to the Fixed Rate Investment Option. The Additional Interest Crediting Rate will be declared on or before the date on which allocations are made. The Additional Interest Crediting Rate will only be credited until the first rate change date for each such allocation. The Additional Interest Crediting Rate will not apply to amounts transferred to the Fixed Rate Investment Option from any other Allocation Option.

         BASE INTEREST CREDITING RATE: A rate of interest credited to amounts allocated or transferred to the Fixed Rate Investment Option. The Base Interest Crediting Rate will be declared on or before the date on which allocations or transfers are made.

         INTEREST RATE INVESTMENT OPTIONS: Those interest rate option(s) available under the Contract as of any given time. Interest Rate Investment Option(s) as of the Contract Date are shown on the Contract Data pages.

         INTEREST SEGMENT INTEREST RATE: The rate at which interest is credited to a One-Year Interest Segment. It is equal to the sum of the Base Interest Crediting Rate and any applicable Additional Interest Crediting Rate.

2. We amend the first paragraph of the CREDIT section of the Contract such that reference to "Variable Investment Options" is deleted and replaced with reference to "Allocation Options."

3.   We amend the CONTRACT VALUE section of the Contract as follows:

     - We amend the third paragraph of the section such that the listing of items that increase the Contract Value includes interest credited under the Fixed Rate Investment Option.

     - We amend the fifth paragraph of the section such that investment results as well as interest credited under the Fixed Rate Investment Option are applied daily.

4. We add the following new section after the VARIABLE SEPARATE ACCOUNT section of the Contract:

                         FIXED RATE INVESTMENT OPTION

         INTEREST RATES: The Initial Interest Segment Interest Rate applicable to the Fixed Rate Investment Option on the Contract Date is shown on the Contract Data page. It is equal to the sum of the Initial Base Interest Crediting Rate and any applicable Initial Additional Interest Crediting Rate. The Initial Base Interest Crediting Rate and the Initial Additional Interest Crediting Rate are shown on the Contract Data page. We will credit interest to the portion of the initial Purchase Payment, if any, allocated to the Fixed Rate Investment Option at the daily equivalent of these rates.

         The Base Interest Crediting Rate is credited on allocations and transfers to the Fixed Rate Investment Option. The rate will be declared when allocations or transfers are made. The declared Base Interest Crediting Rate will never be less than the Minimum Interest Crediting Rate shown on the Contract Data page.


         The Additional Interest Crediting Rate is in addition to the Base Interest Crediting Rate we credit. The Additional Interest Crediting Rate is credited on allocations to the Fixed Rate Investment Option. Additional Interest Crediting Rates for allocations to this Option will be declared when those allocations are made. This rate will only be credited until the first rate change date for such allocation. We reserve the right to limit the availability of the Additional Interest Crediting Rate. Transfers to the Fixed Rate Investment Option are not eligible to receive the Additional Interest Crediting Rate.


         ONE-YEAR INTEREST SEGMENT: A one-year interest segment is created whenever you allocate or transfer an amount to the Fixed Rate Investment Option. We credit interest to the amount in each interest segment daily at a specific rate declared for that interest segment until the earliest of: the date it is withdrawn; the date it is transferred to another Allocation Option; the maturity date of the one-year interest segment; and the date as of which a death benefit is determined.

         TRANSFERS FROM FIXED RATE INVESTMENT OPTION: At the maturity date of a one-year interest segment, you have 30 days during which you may elect to transfer the amount in that interest segment into any other Allocation Option available on that date, other than a DCA Option. Once you have made an election, and we have received it, it may not be reversed.

         Amounts that you withdraw or transfer into another Allocation Option during the 30 day period will receive interest from the maturity date to the date of withdrawal or transfer at the rate that would have applied to those amounts had you taken no action within the 30 day period. If you do not make an election to transfer within 30 days following the maturity date of the interest segment, we will transfer the amount in the interest segment on the maturity date to another one-year interest segment. Amounts that are transferred to another one-year interest segment during the 30 day period will receive the rate that is effective as of the maturity date for that interest segment.

         You may only make transfers from a one-year interest segment within the 30 day period immediately following the maturity date of that interest segment. However, we reserve the right to permit transfers from a one-year interest segment prior to the maturity date of that interest segment.

         TRANSFERS INTO FIXED RATE INVESTMENT OPTION: At our discretion you may make transfers from any other Allocation Option into the Fixed Rate Investment Option. Each transfer will create a new one-year interest segment. We credit interest to the amount in each interest segment daily at a specific rate declared for that interest segment. Transfers into the Fixed Rate Investment Option from any of the other Allocation Options will not be eligible for an Additional Interest Crediting Rate amount.

         DEFERRAL OF PAYMENTS OR TRANSFERS FROM THE GENERAL ACCOUNT: We reserve the right to defer payment for a withdrawal or transfer from the Fixed Rate Investment Option for the period permitted by law, but for not more than six months after a request in Good Order is received by us at the Annuity Service Center.

Except as modified herein, all terms and conditions of the Contract remain unchanged.

Signed for Pruco Life Insurance Company

By    Clifford E. Kirsch
      Secretary


                                      2